Nations Financial Group, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Nations Financial Group, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA) with 35 offices located throughout the United States. The Company also uses the name Frontier Investment Services for services provided to individual retail customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and claims exemption from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The Company does not otherwise hold funds or securities for, or owe money or securities to, clients. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Accounts receivable: The Company reports all receivables at gross amounts due from customers. Historical losses related to accounts receivable have been insignificant, therefore, an allowance related to accounts receivable is not considered necessary. The Company's policy is not to accrue interest on accounts receivable. Receivables due from registered representatives are typically collected within 45 days and the majority of these receivables are collected when they are netted against commissions due to registered representatives.

Property, plant and equipment: The Company has adopted a $5,000 capitalization policy. The Company has computer equipment costing $17,791. The equipment is carried at cost and depreciation is computed by the 200% declining balance method over 5 years. The Company has certain assets that have been capitalized and are fully depreciated and removed from the financial statements.

Recognition of revenue: Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis. Income from advisory fees and related correspondent charges are typically earned in accordance with the fee arrangements.

Note 2. Transactions with Clearing Broker

The agreement with the clearing broker provides for clearing charges at a rate multiplied by the number of tickets introduced by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker.

Nations Financial Group, Inc.

Notes to Statement of Financial Condition

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2015, the Company had net capital of $538,599 which was $482,779 in excess of its required net capital of $55,820. The Company's ratio of aggregate indebtedness to net capital was 1.55 to 1.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Due from clearing broker on the statement of financial condition represents amounts due to the Company from its clearing broker relating to customer securities transactions introduced by the Company.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 5. Related Party Transactions

The Company is a Subsidiary of NFGI Holding Corp. The President and CEO of the Company is the sole stockholder of NFGI Holding Corp.

Note 6. Commitments

The Company is obligated under a lease for office space which expires July 31, 2016. The future minimum rent commitments are $46,004.

The Company is obligated under a copier lease which expires January 31, 2020. The future minimum lease payments are $8,573. Annual amounts of approximately $2,100 are owed through 2019. A final payment is due January 2020.

Note 7. Employee Benefits

The Company has a 401(k) plan for all employees who have attained age 21 and completed three months of service. A participant may elect to defer up to 100% of compensation on a pre-tax basis up to the maximum amount allowed by the Internal Revenue Service. The Company makes matching contributions in an amount equal to 35% of each participant's contributions that are not in excess of 10% of the participant's compensation. The company also makes a safe harbor contribution to the 401(k) plan in an amount not less than three percent of each participant's compensation. Total expense related to the 401(k) plan totaled $59,834.

Nations Financial Group, Inc.

Notes to Statement of Financial Condition

Note 8. Income Tax Status

The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2015, the Company had no material uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years ended before 2012.

Note 9. Subsequent Events

The Company has evaluated subsequent events through January 29, 2016, the date in which the financial statements were issued.